June 6, 2016

LOUIS F. RAYMOND
Vice President, General Counsel and Secretary

Direct Dial Number
(920) 652-1761
Facsimile
(920) 652-9777
Email: lou.raymond@manitowoc.com
Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549

Re:    The Manitowoc Company, Inc.
Commission Letter Dated May 23, 2016
Commission File No. 1-11978

Dear Ms. Blye:

In response to the above-referenced comment letter related to The Manitowoc Company Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2015, the following are the Company’s responses to the Commission’s request for information.

As previously disclosed, on March 4, 2016 the Company completed the spin-off of its former foodservice business into an independent, public company (Manitowoc Foodservice, Inc.). The Company no longer holds any interest in its former foodservice business; those operations are classified as discontinued operations on the Company’s financial statements. However, because the period of time about which the Commission has inquired covers a time during which the Company had both a crane segment and a foodservice segment, this response will address responsive matters for both the Company’s crane segment and former foodservice segment during the specified time period.

The Commission’s first comment was as follows:

In your letter to us dated May 29, 2013, you described sales to Syria and Sudan. We note also that the Syria Business Directory website lists Manitowoc as a company located in Damascus, Syria. As you are aware, Syria and Sudan are designated by the state Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria and Sudan since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any

Securities and Exchange Commission
Office of Global Security Risk
June 6, 2016

agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company has policies and procedures in place that prohibit sales or other business transactions in Sudan and Syria unless permissible or authorized under all applicable laws including, in particular, U.S. economic sanctions and export control laws. For the period from the Company’s 2013 letter through the fiscal year ended December 31, 2015, the Company had no sales in Syria. During that same time period, the only transactions in Sudan were sales by the following non-U.S. Company subsidiary – Manitowoc Crane Group M-E (FZE) [Dubai, UAE]. More specifically, during 2013 (following the Company’s May 29, 2013 letter) Manitowoc Crane Group M-E (FZE) sold a GMK crane and miscellaneous parts for this crane to a customer in Sudan. The crane itself was manufactured in Italy with no involvement of U.S. citizens and also without the use of any U.S. content. The miscellaneous parts sold for this crane were manufactured in France with no involvement of U.S. citizens and once again without the use of any U.S. citizen. The customer in Sudan was a private, non-governmental entity. Other than the single crane sale and miscellaneous crane parts sales described, there were no other sales in Sudan since the Company’s 2013 letter and during the specified time period.

With regard to the comment pertaining to an entity named “Manitowoc” which is listed in the Syria Business Directory, the Company does not have any legal entities, subsidiaries, affiliates or operations in Damascus. Although our own search of the Syria Business Directory reveals an entity using a company name of “Manitowoc” with a business description of “working in business activity,” whoever or whatever that entity is, it is not a subsidiary, affiliate or operation of the Company.

The Commission’s second comment was as follows:

Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Company has no operating entities in Sudan or Syria and does not have any business contacts involving these countries that would constitute a material investment risk for the Company’s shareholders. Sales by the Company’s non-U.S. subsidiary into Sudan during the specified period and the Company’s consolidated revenue during these periods are as follows:

Securities and Exchange Commission
Office of Global Security Risk
June 6, 2016

Period	Sales involving Sudan	Company Revenue
FYE December 31, 2013	$584,507	$4,048,100,000
FYE December 31, 2014	$0	$3,886,500,000
FYE December 31, 2015	$0	$3,435,800,000

The foregoing illustrates that sales by the Company’s non-U.S. subsidiary into Sudan during the specified time period are immaterial on a quantitative basis to the Company’s consolidated revenues.

The Company’s minimal contacts with customers in Sudan are designed to be in full compliance with applicable U.S. law and regulations. Similarly, any contacts which the Company could have with customers in Syria, even though there are none to report for the specified time period, would also be designed to be in full compliance with applicable U.S. law and regulations. As noted above, the Company has policies and procedures in place that prohibit sales or other business transactions in Sudan and Syria, unless permissible or authorized under U.S. economic sanctions and export control laws.

The Company is aware that certain states, municipalities, universities or other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with customers in Sudan or Syria. Those that are investors in the Company, however, have neither threatened divestment nor approached the Company about severing its activities related to those two countries.

Consequently, the Company believes that the relatively insignificant level of sales by its non-U.S. subsidiaries into Sudan (and lack of sales into Syria) has not generally been regarded by investors as qualitatively or quantitatively material to making an investment decision, nor does the Company believe such activity would have a material adverse impact on the Company’s reputation or share value. However, the Company continues to monitor the sentiment of its investors with respect to such sales, and has in the past and will continue in the future to take those sentiments into consideration in determining its ongoing business activities.

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1 As noted in the Company’s response to the Commission’s first comment, the Company did not have any sales in Syria in the specified time period.
2 In the Company’s May 29, 2013 response to the SEC’s May 15, 2013 comment letter, the Company reported sales to Sudan of $1,111 through quarter ended March 31, 2013. Since that time, and as noted above, the Company’s non-U.S. subsidiary sold a GMK model crane into Sudan with a transaction value of €416,355. In addition, further crane parts were sold into Sudan in after the first quarter of 2013 with a total value for such transactions of €7,441. For purposes of the above chart, these transactions in euros have been converted into U.S. dollars using the conversion rate on December 31, 2013 (which translates €423,795 into $583,396).

Securities and Exchange Commission
Office of Global Security Risk
June 6, 2016

In addition, as requested by the Commission, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to your May 23, 2016 comment letter. Please let us know if there are any further comments or questions.

Very truly yours,

The Manitowoc Company, Inc.

/s/ Louis F. Raymond

Louis F. Raymond
Vice President, General Counsel and
Secretary